UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

April 22, 2013 – 8:00 a.m. CET

DELHAIZE GROUP ISSUES PRELIMINARY FIRST QUARTER 2013 RESULTS

AND POSTPONES CAPITAL MARKETS DAY

BRUSSELS, Belgium, April 22, 2013 – Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announces preliminary unaudited figures for the first quarter of 2013 and its decision to postpone its Capital Markets Day.

» First Quarter 2013 Results (based on preliminary unaudited figures)

In the first quarter of 2013, Delhaize Group’s revenues were €5.5 billion, an increase of 2.1% and 1.5% at identical and actual exchange rates, respectively. Organic revenue growth (excluding revenues from the 126 stores and 45 stores closed in the U.S. in Q1 2012 and Q1 2013 respectively) was 3.8%. In the U.S., comparable store sales growth was 1.9% (3.0% including a +1.1% calendar impact), fueled by favorable weather conditions and continued good volume trends in the Food Lion repositioned stores and at Hannaford. This was partly offset by deflation which was however at a lower level than the previous quarter. In Belgium, comparable store sales growth was 2.4% (0.6% including a -1.8% calendar impact) as a result of inflation and improved volume trends. In Southeastern Europe, revenues grew by 6.8% at identical exchange rates due to store openings, while consumer spending is under pressure in the region.

Underlying operating profit was €214 million, a 13.7% increase compared to the first quarter of 2012 at identical exchange rates (+13.0% at actual exchange rates) resulting in an underlying operating margin of 3.9% (3.5% in Q1 last year). In the U.S., underlying operating margin was 4.2% (3.7% in Q1 last year) as a result of positive sales leverage supported by the favorable calendar impact, non-performing store closures, cost reductions and Bottom Dollar Food’s significantly improved results. This was partly offset by continued price investments. In Belgium, underlying operating margin was 5.1% (4.6% in Q1 last year), mostly driven by cost control and positive sales leverage. In Southeastern Europe, underlying operating margin decreased to 1.4% (2.0% last year), mostly driven by price investments.

Underlying EBITDA of €369 million represented a 7.1% increase compared to the first quarter of 2012 at identical exchange rates (+6.4% at actual exchange rates).

Free cash flow reached €255 million (€87 million in Q1 2012) due to higher EBITDA, working capital improvements and continued capital discipline.

Full first quarter results will be disclosed on May 8, 2013 as initially scheduled, including a normally scheduled conference call with management.

» 2013 Outlook

As a consequence of our continued focus on our strategic priorities, Delhaize Group expects underlying operating profit of approximately €775 million for the full year 2013 at identical exchange rates.

» Postponement of Capital Markets Day

Delhaize Group announces the decision to postpone its Capital Markets Day, previously scheduled for May 8, 2013, until later in the year. This will allow the Company to provide a more comprehensive update on its business and long-term strategy.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of 2012, Delhaize Group’s sales network consisted of 3 451 stores. In 2012, Delhaize Group posted €22.6 billion ($29.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

» Basis of Preparation

The information contained in this press release includes unaudited financial information that has been prepared using accounting policies in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). This report does not contain sufficient information to constitute an interim financial report as defined by IFRS. Delhaize Group expects to publish an interim financial report that complies with IAS 34 Interim Financial Reporting on May 8, 2013.

The 2012 comparative information has been revised to reflect the initial application of (i) IFRS 11 Joint Arrangements and (ii) IAS 19 Employee Benefits (revised 2011). We refer to Note 2.5. of the 2012 Annual Report for further details.

DEFINITIONS

•	Comparable store sales: sales from the same stores, including relocations and expansions, and adjusted for calendar effects

•	Free cash flow: cash flow before financing activities, investment in debt securities and term deposits and sale and maturity of debt securities and term deposits

•	Organic revenue growth: sales growth, excluding sales from acquisitions and divestitures, at identical currency exchange rates

•	Underlying EBITDA: Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit

•

Underlying operating profit: operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period

•	Working capital: inventories plus receivables and other current assets, minus accounts payable and other current liabilities

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 23, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President